Exhibit 99.1

Updated Letter of Intent from Israeli Defense Systems Manufacturer – Scope Increased to $1,000,000

RISHON LEZION, Israel, July 13, 2015 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of supply chain solutions to enterprises, announced today that its Supply Chain Division has received an updated Letter of Intent from a leading Israeli manufacturer of defense systems, for kitting services of electronic components. On April 16, 2015, the Company announced a Letter of Intent from this manufacturer for deliverables in the amount of up to $300,000. The updated Letter of Intent provides for an increased scope of up to $1,000,000, with delivery planned for 2015. Formal purchase orders are expected to be issued in the near future.

Avidan Zelicovski, BOS President, stated: “I am very pleased that the customer increased the Letter of Intent to $1,000,000. This reflects an expansion of our business with this customer in 2015, and hopefully in the future as well."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and global provider of Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

CFO

+972-542525925

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.